SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13DA-1

(Under the Securities Exchange Act of 1934)

LYFE COMMUNICATIONS, INC.

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

50248H 10 9

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS: LEONARD W. BURNINGHAM.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:

PF.

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

         United States.

 NUMBER OF SHARES

7. SOLE VOTING POWER: 200,000.*

 BENEFICIALLY OWNED

8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER: 200,000.*

                                     10. SHARED DISPOSITIVE POWER: None.

*

Reflects a December, 2009, two for one dividend with a mandatory exchange of stock certificates accounted for as a two for one forward split.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 200,000.

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

At December 14, 2010: 6.7% (based upon 2,980,000 outstanding shares [10-K Annual Report for December 31, 2009])

At April 12, 2010: 0.008%  (based upon 60,441,872 outstanding shares [April 12, 2010, 8-K Current Report])

At the date hereof: 0.0098% (based upon 60,681,872 outstanding shares [10-QA-1 March 31, 2010])

14.

TYPE OF REPORTING PERSON.

IN.

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  LYFE Communications, Inc., a Utah corporation (the “Company”); 912 West Baxter Drive, Suite 200, South Jordan, Utah  84095.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13DA-1 is being filed for Leonard W. Burningham.

(b)

Address: 455 East 500 South, Suite 205, Salt Lake City, UT  84111.

(c)

Principal Occupation: Mr. Burningham is currently an attorney in Salt Lake City, Utah.

(d)

During the last five years, Mr. Burningham has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

No.

(f)

United States.

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.  Purpose of Transaction.

Leonard W. Burningham acquired the 200,000 shares of the Company on December 20, 1999, in a private offering made by the Company to “accredited investors,” for the sole purpose of investment in the Company and its prospects.

This 13DA-1 is being filed to indicate that on December 14, 2010, the Company engaged Mr. Burningham to act as its legal counsel in connection with a proposed reorganization with Acclivity Media, LLC, a Utah limited liability company that subsequently converted to a Utah corporation under the name Connected Lyfe, Inc. (“Connected Lyfe”).  One of the provisions of the Engagement Letter provided that if there was a closing of the Reorganization, that the party who introduced the reorganization proposal to the Company, Smith Consulting Services, Inc., a dissolved Utah corporation of which Smith Corporate Services, Inc., a Utah corporation, is the successor (“SCS”), would convey to Mr. Burningham 100,000 shares of the post-reorganization shares of common stock of the Company that SCS would receive, subject to the closing of the reorganization, for nominal consideration, for the benefit of Mr. Burningham and members of his staff. Prior to the closing of the reorganization by merger on April 12, 2010, SCS agreed to increase this amount of shares to 300,000 shares.  SCS had no interest in the Company on the date of the Engagement Letter and would not have any interest in the Company unless there was a closing of the reorganization, which was a condition precedent to SCS’s receipt of any shares in the Company. That condition could only be satisfied by the Company, Connected Lyfe and the Connected Lyfe shareholders, by their approval of the reorganization.  Accordingly, the potential to receive shares under the Engagement Letter resulted in no change in the beneficial ownership of Mr. Burningham in the Company.  See the Engagement Letter attached hereto and incorporated herein by reference in Item 7 hereof. The reorganization by merger was closed on April 12, 2010.  For additional information on the merger and the conditions to which any issuance of shares to SCS were subject, see the Company’s 8-K Current Report dated April 12, 2010.

On May 25, 2010, Mr. Burningham exchanged the 200,000 shares indicated as being beneficially owned herein to SCS for 300,000 shares of “restricted securities” that were the subject of a 12 month lock-up period for any public sale, unless waived by the Board of Directors and provided that such shares could then be sold in compliance with Rule 144.  See the Share Exchange Agreement attached hereto and incorporated herein by reference in Item 7 hereof.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Leonard W. Burningham owns 600,000 Shares (approximately 0.0098%) of the Company’s common stock. In connection with the acquisition of these shares, Mr. Burningham did not (and does not) have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D or to in any way affect the control, management or other aspects of the Company.

(b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 600,000 shares.

Shared power to vote or to direct the vote: 0.

Sole power to dispose or to direct the disposition of: 600,000.

Shared power to dispose or to direct the disposition of: 0.

(c)

None.

(d)

None; not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

Exhibit No.

Exhibit Description

Exhibit 99.1

Engagement Letter dated December 7, 2009 and effective December 14, 2009

Exhibit 99.2

Share Exchange Agreement dated May 25, 2010, between Smith Corporate Services, Inc. and Leonard W. Burningham, Esq.

Exhibit A: 1999 Subscription Documents

Exhibit B:  Seller Resale Agreement

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  5/26/2010

/s/  Leonard W. Burningham

Leonard W. Burningham